MAIL STOP 7010
									January 6, 2006
Phillip DeZwirek, CEO
CECO Environmental Corp.
3120 Forrer Street
Cincinnati, Ohio 45209

Re:	Registration Statement on Form S-3
	File No. 333-130294
	Filed December 13, 2005

Dear Mr. DeZwirek:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Because Green Diamond, an entity owned by your officers and directors, is named as an underwriter, please provide a supplemental response that clarifies whether this is a primary offering by or on your behalf or is solely a resale offering by selling stockholders.
If this is a primary offering, include an analysis of your eligibility to use Form S-3. Please refer to General Instruction
I.B.1 of Form S-3.

Selling Stockholders, page 9

2. For each selling stockholder that is not a natural person and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. In this regard, please identify the person or persons having sole or shared voting and investment control over the securities held by Green Diamond, Crestview Capitol CS Trustee Services, Ltd., and Friedman Investment Group, LLC.

3. To the extent that any successor(s) to the named selling stockholders wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

4. We note the disclosure in the Overview on page 2 of the prospectus; however, please specify here how each of the selling shareholders acquired the shares they are selling in this offering.

Item 17. Undertakings

5. Please include the entire undertaking required by Item 512(a) of
Regulation S-K. Please note that the proviso in Item 512(a) would trigger after effectiveness, at which time, for example, the company might not be Form S-3 eligible. See also Phone Interp. B.54 from the Manual of Publicly Available Telephone Interpretations (July
1997).

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Craig Slivka at (202) 555-3729 or Lesli
Sheppard, who supervised review of this filing, at (202) 551-3708, with any questions.

      Sincerely,


      Pamela A. Long
      			Assistant Director

cc:	Leslie J. Weiss, Esq.
	Fax: 312-372-7951
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Phillip DeZwirek
CECO Environmental Corp.
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE